July 7, 2010

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       Stryker Corporation

            Form 10-K for the Year Ended December 31, 2009

            Filed February 26, 2010

            File No. 000-09165

Dear Mr. Buchmiller:

This letter is in response to your letter dated and received June 22, 2010 setting forth comments on our filing referred to above.  For your convenience, we have restated your comments ahead of our responses.

1.   Comment:  You state on page 10 and elsewhere that you sell your products in, among other geographical areas of the world, Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan.  Also, on your website, where you provide contact information on Stryker Export - Dubai, you include Iran, Syria, and Sudan among other countries that are covered by that entity.  Cuba, Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, branches, distributors, dealers, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

The Company obtains all required authorizations from the applicable U.S. Government Agency (e.g. the Office of Foreign Assets Control (OFAC) of the Department of the Treasury or the U.S Department of Commerce Bureau of Industry and Security) prior to the sale of any product destined for customers in Cuba, Iran, Syria or Sudan (collectively, the "Identified Countries").  All contacts, if any, made with customers, including the governments or any entities controlled by those governments, in the Identified Countries involve independent, third-party distributors.  The Company has not maintained and does not maintain any direct sales activity or operations, nor does it employ any persons in the Identified Countries.

The extent of the Company's transactions in the Identified Countries for the past three fiscal years ended December 31, 2009 and during the first quarter of 2010, all of which involve the sale of Orthopaedic Implants and MedSurg Equipment to independent, third-party distributors, is discussed in the response to Comment No. 2 below.  The Company does not anticipate any material change in the distribution channels or material increase in the products sold in the Identified Countries in future periods.

2.   Comment:  Please discuss the materiality of any contacts with Cuba, Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you may know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, and Sudan.

Response:

During the past three fiscal years ended December 31, 2007 through 2009 and during the first quarter of 2010, the Company has sold no product in Cuba or Sudan and has sold Orthopaedic Implants and MedSurg Equipment in Iran and Syria through independent, third-party distributors.  The Company does not have any direct investment or own any assets in the Identified Countries.

The table below details the revenues associated with sales in Iran and Syria expressed in dollar amounts and as a percentage of the Company's total sales for the past three fiscal years ended December 31, 2009 and during the first quarter of 2010.  The amount of sales associated with these countries is inconsequential, representing less than 0.08% of the Company's total sales in each of these periods.

Historical Sales (in millions)
				Three Months
	Years Ended December 31,			Ended March 31,
Country Sales:	2007	2008	2009	2010
Iran	$2.3	$3.1	$2.9	$1.1
Syria	0.6	0.4	0.1	0.3
Total	$2.9	$3.5	$3.0	$1.4

Stryker Corporation Total Sales	$6,000.5	$6,718.2	$6,723.1	$1,799.1

Country Sales as a % of Total Sales:
Iran	0.04%	0.05%	0.04%	0.06%
Syria	0.01%	0.01%	0.00%	0.02%
Total	0.05%	0.05%	0.04%	0.08%

The Company has policies in place to ensure compliance with applicable laws relating to its sales in the Identified Countries including the export controls administered by the Commerce Department's Bureau of Industry and Security and the OFAC licensing program administered by the Department of the Treasury.

Based upon these quantitative and qualitative factors and the nature of the products it sells, the Company does not believe that the indirect sales activities in the Identified Countries has had or will have any material impact on its reputation, its share value or investor sentiment.  Accordingly, the Company does not believe that a reasonable investor would consider additional information about its indirect sales activities in the Identified Countries important in arriving at an investment decision.  The Company's sales activities in the Identified Countries have complied and will comply, in all respects, with U.S. law and have not been and are not expected to be material to the Company's financial condition or operating results.  The Company believes that these transactions do not constitute a material investment risk for its stockholders and, therefore, the Company makes no specific reference to the Identified Countries in its filings with the U.S. Securities and Exchange Commission.

I trust that this letter adequately responds to your comments and requests for certain information.  If you should require further information, please contact me at (269) 385-2600.

Sincerely,

/s/ CURT R. HARTMAN

Curt R. Hartman

Vice President and Chief Financial Officer

cc.        Stephen P. MacMillan

            Chairman, President and Chief Executive Officer